UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                      (Amendment No. __________________)*


                             BANNER AEROSPACE, INC.
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                                (Name of Issuer)


                    Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)


                                    06652510
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                                 (CUSIP Number)



       Banner Aerospace, Inc., 300 West Service Road Washington, DC 20041
                      703-478-5790. Attn: Warren Persavich
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               February 14, 1996
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.


Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                               Page 1 of 5 Pages

                           SCHEDULE 13D

CUSIP No.   06652510                                         Page 2 of 5 Pages
---------------------                                       ------------------

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Fairchild Corporation - IRS EIN 34-0728587
     RHI Holdings, Inc. - IRS EIN 34-1545939
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /

                                                                       (b) / /
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3    SEC USE ONLY
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4    SOURCE OF FUNDS
     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                   / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     The Reporting Persons are incorporated under the laws of Delaware
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              : 7    SOLE VOTING POWER
 NUMBER OF    :      8,500,000
   SHARES     : --------------------------------------------------------------
BENEFICIALLY  : 8    SHARED VOTING POWER
  OWNED BY    :      0
    EACH      : --------------------------------------------------------------
 REPORTING    : 9    SOLE DISPOSITIVE POWER
  PERSON      :      8,500,000
   WITH       : --------------------------------------------------------------
              : 10   SHARED DISPOSITIVE POWER
              :      0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,500,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                               / /
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     47.2%
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14   TYPE OF REPORTING PERSON*
     CO
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                            Page 2 of 5 pages

Item 1.        Security and Issuer.

       This statement relates to the common stock, par value $1.00 per share, (the "Common Stock") of Banner Aerospace, Inc., a Delaware corporation ("Banner"), whose principal executive offices are located at 300 West Service Road, Washington, D.C. 20041.

Item 2.        Identity and Background

       This statement is filed by The Fairchild Corporation ("TFC") and RHI Holdings, Inc. ("RHI"), each a Delaware corporation. The address for each of TFC and RHI is 300 West Service Road, Chantilly, VA 22021. TFC is a leading worldwide supplier of aerospace fasteners and telecommunications services and systems. RHI is a wholly-owned subsidiary of TFC.

       Exhibit A, which is incorporated herein by reference, sets forth the name, business address, the present principal occupation or employment, and the citizenship of the executive officers and directors of RHI and TFC.

       During the five years prior to the date hereof, neither TFC, RHI, and to TFC's and RHI's knowledge no executive officer or director of TFC or RHI has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years nor has been (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

       Prior to a public offering in 1990, TFC, through RHI, owned 100% of the Common Stock. As a result of the public offering, TFC's indirect beneficial ownership of the Common Stock was reduced from 100.0% to 47.2%

Item 4.        Purpose of Transaction

       The Common Stock beneficially owned by TFC, through RHI, is currently held for investment purposes only. TFC has reached an agreement in principle (the "Agreement") with Banner pursuant to which TFC will cause VSI Corporation, an indirect wholly-owned subsidiary of TFC and RHI, to form a Delaware corporation, Harco, Inc., to which VSI will cause to be transferred certain assets and liabilities of VSI's Harco division. TFC will then cause the stock of Harco, Inc. to be exchanged for Banner Common Stock aggregating approximately $26,815,000 in value plus or minus, as the case may be, an amount equal to the increase or decrease in the net worth (net of cash or cash equivalents) of the business of Harco, Inc. from September 30, 1995 until the date of the closing of such transaction. As a result of such transaction, TFC, through RHI, will own approximately 58% of the outstanding Common Stock, based on an estimated price of $6.00 per share of Common Stock. The closing of such transaction is subject to the execution of definitive documentation, the receipt of all necessary governmental and third party consents and the satisfaction of customary conditions to closing.

                               Page 3 of 5 Pages

       TFC and RHI have from time to time, and will continue to from time to time, consider various alternatives with respect to its investment in Banner. However, other than the Agreement, neither TFC nor RHI has any current plans to acquire any additional shares of Common Stock. Neither TFC nor RHI currently has any plans or proposals which relate to or could result in Banner becoming a privately held company. Neither TFC nor RHI currently has specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

       (a) Based on Banner's Quarterly report on form 10-Q for its fiscal quarter ended September 30, 1995, TFC's beneficial ownership of 8,500,000 shares of Common Stock, through RHI, constitutes approximately 47.2% of the Common Stock outstanding, based upon 18,002,100 shares of Common Stock issued and outstanding as of November 10, 1995. The number of shares of Common Stock beneficially owned by the executive officers and directors of each of RHI and TFC is listed in Exhibit A hereto, which is incorporated herein by reference.

       (b) The information required by this paragraph is set forth in Items 7 through 11 of the cover page of this Schedule.

       (c) through (e)  Not Applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

       RHI presently has a registration rights agreement for the shares of Common Stock it currently owns. Neither RHI nor TFC any of their respective officers and directors has any contracts, arrangements, understandings or relationships (legal or otherwise) among such persons or with any other person with respect to any securities of Banner, including, but not limited to, transfer or voting of any securities of Banner, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

       It is anticipated that pursuant to the agreement in principle described in Item 4, RHI will receive registration rights with respect to such shares of Common Stock.

Item 7.     Items to be Filed as Exhibits.

Exhibit A.  Information concerning the executive officers and directors of RHI and TFC.








                               Page 4 of 5 Pages

                                   Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 1996

                                          THE FAIRCHILD CORPORATION


                                          By:  /s/ Donald E. Miller
                                               --------------------------
                                               Donald E. Miller
                                               Senior Vice President
                                               General Counsel
                                               and Secretary



                                          RHI HOLDINGS, INC.


                                          By:  /s/ Donald E. Miller
                                               --------------------------
                                               Donald E. Miller
                                               Vice President
                                               and Secretary


























                               Page 5 of 5 pages

                                   EXHIBIT A


         DIRECTORS AND EXECUTIVE OFFICERS OF THE FAIRCHILD CORPORATION

       The names, titles, present principal occupation, five year employment history and business addresses of each of the directors and executive officers of TFC are set forth below. The business address of each of the directors and executive officers of TFC, with respect to positions, offices or employment with TFC, is 300 West Service Road, Chantilly, VA 22021. All directors and officers listed below are citizens of the United States, with the exception of Jeffrey J. Steiner, Chairman of the Board, Chief Executive Officer and President of each of TFC and RHI who is a citizen of Austria.

                       Title, Present Principal Occupation, Five Year
Name                   Employment History and Business Addresses

Michael T. Alcox                Senior Vice President and the Chief Financial
                                Officer of TFC since December 1987. He also served as Treasurer of TFC from September 1990 until November 1991. Since 1990, Mr. Alcox also has served as Vice President and the Chief
                                Financial Officer of RHI Holdings, Inc. ("RHI") and Fairchild Industries, Inc. ("Fairchild
                                Industries"), two subsidiaries of TFC. He is a director of RHI, Fairchild Industries, and Banner Aerospace, Inc. ("Banner Aerospace"). He became a director of TFC in 1988.(1)

Mortimer M. Caplin              Director of TFC since 1990. Senior member of
                                Caplin & Drysdale (attorneys) since 1964. Mr.
                                Caplin serves as a director of Fairchild
                                Industries, Presidential Realty Corporation and
                                Danaher Corporation.

Philip David                    Director of TFC since 1985. Consultant to TFC
                                from January 1988 to June 1993. He was also an employee of TFC from January 1988 to December
                                1989. He was a Professor of Urban Development at
                                Massachusetts Institute of Technology until June
                                1988. Dr. David is also a director of Advanced
                                NMR Systems, Inc.

Thomas J. Flaherty              Director of TFC since 1993. Joined TFC in April
                                1993, as the Chief Operating Officer. Since
                                1993, he also has served as a director and the Chief Operating Officer of Fairchild Industries.
                                He was President and the Chief Operating Officer of IMO Industries, Inc. from 1992 to April 1993.
                                He was the Chief Executive Officer & President of Transnational Industries, Inc. from 1990 to

                                1992. From 1977 to 1990, he held various executive positions with the Hamilton Standard and Pratt & Whitney units of United Technologies Corporation.

Harold J. Harris                Director of TFC since 1985. President of Wm. H.
                                Harris, Inc. (retailer). He is a director of Capital Properties Incorporated of Rhode Island.

Samuel J. Krasney               Director since 1968. Retired in 1993 as the
                                Chairman of the Board, the Chief Executive
                                Officer and President of Banner Aerospace, positions he had held since June 1990. He continues to serve as a member of the Board of Banner Aerospace (since June 1990) and also serves as the Vice Chairman of the Board of TFC
                                (since December 1985). He served as the Chief
                                Operating Officer of TFC from December 1985 until December 1989. Mr. Krasney has served as the managing partner of ABBA Capital Enterprises since October 1985. Mr. Krasney is a director of FabriCenters of America, Inc. and Waxman
                                Industries, Inc.(2)

Frederick W. McCarthy           Director since 1986. Chairman of the Board of
                                Triumph Capital Group, Inc. and a Managing
                                Director of Triumph Corporate Finance Group,
                                Inc. (investment bankers), a position held since
                                March 1990. Prior thereto, he was a Managing
                                Director of Drexel Burnham Lambert Incorporated
                                ("Drexel Burnham"), investment bankers, from
                                1974 until January 1990. Mr. McCarthy serves as a director of RHI, RC/Arby's Corporation, Nutra
                                Max Products, Inc., and EnviroWorks, Inc.

Herbert S. Richey               Director since 1977. Served as President of
                                Richey Coal Company (coal properties- brokerage and consulting) until December 1993. Mr. Richey is a director of Fairchild Industries and Sifco
                                Industries, Inc.

Robert A. Sharpe II             Director since 1995. Joined Smithfield Foods,
                                Inc. as Vice President, Corporate Development, in July 1994. Prior to that time Mr. Sharpe served as Senior Vice President of NationsBank
                                Corporation and held other management positions with NationsBank.

Dr. Eric I. Steiner             Served as Senior Vice President, Operations of
                                TFC since May 1992, and is currently President of Fairchild Fasteners, a division of VSI
                                Corporation, a wholly owned subsidiary of Fairchild Industries. Prior thereto, he served as President of Camloc/RAM Products, one of TFC's operating units, from September 1993 to February 1995. He served as Vice President,
                                Business Planning of TFC from March 1991 until
                                May 1992. He has also served as Vice President of Fairchild Industries since May 1992. He received an M.B.A. from Insead in France in 1990. Prior thereto, he received an M.D. in 1988 from Faculte de Medicine de Paris and was a medical doctor at Hospitaux De Paris in France until November 1989. He is a director of Banner
                                Aerospace. Dr. Steiner became a director of TFC in 1988. He is the son of Jeffrey J. Steiner.

Jeffrey J. Steiner              Chairman of the Board and the Chief Executive
                                Officer of TFC since December 1985, and as President of TFC since July 1, 1991. Mr. Steiner also served as President of TFC from November
                                1988 until January 1990. He has served as the Chairman of the Board, the Chief Executive
                                Officer and President of Banner Aerospace since
                                September 1993. He served as the Vice Chairman of the Board of Rexnord Corporation from July
                                1992 to December 1993. He has served as the Chairman, President, and the Chief Executive
                                Officer of Fairchild Industries since July 1991 and of RHI since 1988. Mr. Steiner is and for the past five years has been President of Cedco
                                Holdings Ltd., a Bermuda corporation (a
                                securities investor). He serves as a director of The Franklin Corporation and The Copley Fund. He became a director of TFC in 1985. He is the father of Dr. Eric I. Steiner.(3)

Mel D. Borer                    Vice President of TFC since September 1993. Mr.
                                Borer has also served as Vice President of Fairchild Industries since 1991 and as President of Fairchild Communications Services Company since 1989.


Robert D. Busey                 Vice President of TFC since September 1992. Mr.
                                Busey has also served as Vice President of Fairchild Industries since November 1993. Prior to September 1992, Mr. Busey was Assistant Vice
                                President of TFC and held other management positions with Fairchild Industries.

Christopher Colavito            Vice President and Controller of TFC since
                                November 1990. Mr. Colavito also has served as Vice President and Controller of Fairchild
                                Industries since August 1989. Prior thereto, Mr.
                                Colavito, who is a Certified Public Accountant, was Assistant Controller of Fairchild Industries and held other financial management positions with Fairchild Industries.

John L. Flynn                   Senior Vice President, Tax of TFC since
                                September 1994 and as Vice President, Tax since
                                August 1989. Mr. Flynn also has served as Vice
                                President, Tax of Fairchild Industries since
                                November 1986.

Harold R. Johnson               Brig. Gen., USAF (Ret.), has served as Senior
                                Vice President, Business Development of TFC since November 1990. General Johnson has also served as Vice President of Fairchild Industries since February 1988.

Robert H. Kelley                Vice President, Employee Benefits of TFC since
                                November 1993. He also has served as Vice
                                President of Fairchild Industries since November
                                1993. Prior thereto, he held other management positions with Fairchild Industries.

Donald E. Miller                Senior Vice President and General Counsel of TFC
                                since January 1991 and Corporate Secretary since
                                January 1995. Mr. Miller also has served as Vice
                                President and General Counsel of Fairchild
                                Industries since November 1991. Prior to 1991,
                                Mr. Miller was a principal of the law firm of Temkin & Miller, Ltd. in Providence, Rhode
                                Island.

Karen L. Schneckenburger        Vice President of TFC since September 1992 and
                                as Treasurer of TFC since November 1991. Ms.
                                Schneckenburger also has served as Treasurer of Fairchild Industries since August 1989. Prior thereto, she served as Director of Finance of Fairchild Industries from 1986 through 1989.
(1) Beneficially owns 39,000 shares of Banner Common Stock, which includes stock options for 7,000 shares.
(2)    Beneficially owns 91,000 shares of Banner Common Stock.
(3)    Beneficially owns approximately 48% of the outstanding
       Banner Common Stock.

             DIRECTORS AND EXECUTIVE OFFICERS OF RHI HOLDINGS, INC.

     The names, titles, present principal occupation, five year employment history and business addresses of each of the directors and executive officers of RHI are set forth below. The business address of each of the directors and executive officers of RHI with respect to positions, offices or employment with RHI is 300 West Service Road, Chantilly, VA 22021. All directors and officers listed below are citizens of the United States, with the exception of Jeffrey J. Steiner, Chairman of the Board, Chief Executive Officer and President of RHI who is a citizen of Austria.

                                     Title, Present Principal
                                     Occupation, Five Year Employment
Name                                 History and Business Addresses

Michael T. Alcox                     See "Directors and Executive Officers
                                     of The Fairchild Corporation."

Frederick W. McCarthy                See "Directors and Executive Officers
                                     of The Fairchild Corporation."

Jeffrey J. Steiner                   See "Directors and Executive Officers
                                     of The Fairchild Corporation."

John L. Flynn                        See "Directors and Executive Officers
                                     of The Fairchild Corporation."

Donald E. Miller                     See "Directors and Executive Officers
                                     of The Fairchild Corporation."

Karen L. Schneckenburger             See "Directors and Executive Officers
                                     of The Fairchild Corporation."

Robert D. Busey                      See "Directors and Executive Officers
                                     of The Fairchild Corporation."

Irving Levine                        Director since 1989.  Mr. Levine is
                                     President and Chairman of the
                                     Board of Directors of the Copley Fund,
                                     Inc. (a management investment
                                     company), and has been a director,
                                     consultant and employee of investment
                                     companies and investment advisory firms
                                     for approximately 25 years.  He
                                     serves as a director of the Franklin
                                     Corporation.